UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

The9 Limited
(Name of Issuer)

Class A Ordinary Shares
(Title of Class of Securities)

88337K104**
(CUSIP Number)

Jan 04, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[x] Rule 13d-1(b)
[_] Rule 13d-1(c)
[_] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person`s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares,
 evidenced by American Depositary Receipts, each representing thirty Class A ordinary shares.
No CUSIP has been assigned to the Class A ordinary shares.
The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of
Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No.88337K104

1. Names of Reporting Persons
Spring River Greater China Fund

2. Check the appropriate box if a member of a Group (see instructions) Not Applicable

3.Sec Use Only

4. Citizenship or Place of Organization
Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:

5. Sole Voting Power
23,434,440

6.Shared Voting Power
0

7. Sole Dispositive Power
23,434,440

8. Shared Dispositive Power
0

9. Aggregate Amount Beneficially Owned by Each Reporting Person
23,434,440

10. Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
Not Applicable

11. Percent of class represented by amount in row (9)
9.4%

12. Type of Reporting Person (See Instructions)
FI

Item 1.
(a) Name of Issuer: The9 Limited

(b) Address of Issuer`s Principal Executive Offices: 17 Floor,
No. 130 Wu Song Road, Hong Kou District,
Shanghai 200080, People`s Republic of China.

Item 2.
(a) Name of Person Filing: Spring River Greater China Fund

(b) Address of Principal Business Office or, if None,
Residence: 12A1, Office Plus@Mong Kok, 998 Canton
Road, Mongkok, Kowloon, Hong Kong

(c) Citizenship: Cayman Islands

(d) Title and Class of Securities: Class A ordinary shares, par value US$0.01 per share, of the Issuer.

(e) CUSIP No.: The CUSIP Number is 88337K104.
The CUSIP Number is 88337K104. This CUSIP applies to the American Depositary Shares, evidenced by American
Depositary Receipts, each representing three
Class A ordinary shares. No CUSIP has been assigned

Item 3.

If this statement is filed pursuant to Rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)

[_]

Broker or dealer registered under Section 15 of the Act;

(b)

[_]

Bank as defined in Section 3(a)(6) of the Act;

(c)

[_]

Insurance company as defined in Section 3(a)(19) of the Act;

(d)

[_]

Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)

[_]

An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)

[_]

An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)

[_]

A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)

[_]

A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act(12 U.S.C. 1813);

(i)

[_]

A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)

[x]

A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)

[_]

Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with
Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:
____

Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned: 23,434,440

(b) Percent of Class: 9.4%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 23,434,440

(ii) Shared power to vote or to direct the vote:

(iii) Sole power to dispose or to direct the disposition of: 23,434,440

(iv) Shared power to dispose or to direct the disposition of:

Item 5.

Ownership of Five Percent or Less of a Class.
Not Applicable

Item 6.

Ownership of more than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.

Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.
Not Applicable

Item 8.

Identification and classification of members of the group.
Not Applicable

Item 9.

Notice of Dissolution of Group.
Not Applicable

Item 10.

Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge
 and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2021

Spring River Greater China Fund

By: /s/  LUO Pengwei
Name: LUO Pengwei
Title:Director